

Mail Stop 6010

April 29, 2008

Mr. Scott Hildebrandt
Vice President and Chief Financial Officer
Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, Oregon 97006

> **RE: Planar Systems, Inc.**
> **Form 10-K for the fiscal year ended September 28, 2007**
> **Form 8-K filed February 5, 2008**
> **File No. 0-23018**

Dear Mr. Hildebrandt:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 28, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.   Please revise your "Overview" section in future filings, as applicable, to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm. For example, in future filings please discuss material trends, if any, in segment revenue and operating income figures.

Liquidity and Capital Resources, page 30

2.   If your line of credit that expires on December 1, 2008 will not be extended or replaced, please include appropriate disclosure regarding the impact of that facility on your liquidity and capital resources. Include appropriate risk factor disclosure.

 Contractual Obligations and Commitments, page 32

3.   We note that you have borrowings under a credit facility of $23.0 million at September 29, 2007. It is unclear as to why the future payments due under this credit facility are not reflected in your contractual obligations table. Please revise future filings to present the payments due under long-term debt arrangements in your contractual obligations table in accordance with Item 303(A)(5) of Regulation S-K.

4.   Additionally, we note that you have other long term liabilities disclosed on your balance sheet and in footnote 9 that are not reflected in your contractual obligations schedule. Please revise future filings to disclose the future payments due under other long term obligations.   Alternatively you may provide a footnote to this schedule that discloses why it is impractical to estimate the future payments under these agreements. Refer to Item 303(A)(5) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 33

5.	Please revise your disclosures of market risk, commodity price risk and foreign exchange risk in future filings to provide quantitative disclosures in one of the three disclosure formats required by Item 305(a) of Regulation S-K.

Note 3 – Business Acquisitions, page 47

Acquisition of Runco International, Inc., page 48

6.	We note that you used a third party valuation study to estimate the fair value of the acquired intangible assets. Please revise future filings, beginning with your next Form 10-Q, to name the third party valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm and include its consent in the registration statement.

7.	We note from your disclosures that "goodwill of $20.3 million was recorded as a result of consideration paid in excess of the fair value of the net tangible and intangible assets acquired, principally due to the fair value of the revenue expected to be derived from future products…" Please address the following:

•	Explain to us the nature of these "future products," including the current status of the development of these products.

•	In light of your disclosure that these future products contributed to goodwill, tell us how you considered the guidance in paragraphs 39 and 42 of SFAS 141 in your allocation of the purchase price. Specifically address why you concluded that these "future products" do not represent in-process research and development.

8.	We note from your pro forma disclosures on page 50 that had the acquisitions of Clarity and Runco taken place at the beginning of fiscal year 2006, your pro forma net loss for the year would have been $1.8 million compared to your actual net income of $6.3 million for fiscal 2006. Given the combined significant impact of these acquisitions on your net income for 2006, please provide us with your calculation of the income significance test as outlined in Rules 3-05 and 1-02(w)(3) of Regulation S-X for the Runco acquisition.

Note 13 – Business Segments, page 63

9.   We note that you derived $74.2 million (27%) of your fiscal 2007 sales from
        countries outside of the United States. If revenues derived from any particular
        country are material, revise future filings to disclose the name of the country and
        the amount of revenue from the country. Refer to paragraph 38(a) of FAS 131.

Form 8-K filed February 5, 2008

10.   We see that you present your non-GAAP measures and reconciliation in the form
        of a non-GAAP statement of income. This format may be confusing to investors
        as it also reflects several non-GAAP measures, including but not limited to non-
        GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses,
        non-GAAP income (loss) from operations, non-GAAP provision for income taxes
        and non-GAAP net income. In fact, it appears that management does not use
        these non-GAAP measures but they are shown here as a result of the presentation
        format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that
        when furnishing information under this item you must provide all the disclosures
        required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a
        reconciliation to the directly comparable GAAP measure for **each** non-GAAP
        measure presented and explain why you believe the measures provide useful
        information to investors.

        •   To eliminate investor confusion, please remove the non-GAAP statement of
            income from all future filings and instead disclose only those non-GAAP
            measures used by management that you wish to highlight for investors, with
            the appropriate reconciliations.

        •   Please note that in the event that your Form 8-K is incorporated by reference
            into a 33 Act registration statement, we may have additional questions relating
            to the appropriateness of this information being included in a document filed
            with, and not just furnished to, the Commission. At that time, we may request
            an amendment to the Form 8-K.

Item 11. Executive Compensation, page 69

11.   We note that you have not disclosed the necessary targets to be achieved in order
        for your named executive officers to earn their annual cash incentive under the
        Annual Performance Incentive Plan. Please provide such disclosure in your
        future filings, as applicable. To the extent you believe that disclosure of the
        information, on a historical basis, would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide us with a detailed explanation supporting your
        conclusion. To the extent that it is appropriate to omit specific targets or

performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

12.   It is unclear why you have not included non-qualified deferred compensation information pursuant to Item 402(i) of Regulation S-K. Please revise in future filings or tell us why you believe it may be omitted.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. Please contact Alan Morris, Staff Attorney at (202)-551-3601 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief